[Letterhead of American Express Company]

January 20, 2011

By EDGAR Correspondence

Mr. Kevin W. Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:          American Express Company
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
File No. 001-07657

Dear Mr. Vaughn:

We refer to the comment letter, dated December 23, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the American Express Company (the “Company”) filings referenced above.

We appreciate the time you spent in conversation with Paul Karr and our Corporate Comptroller, Joan C. Amble, on January 4, 2011.  We found the discussion to be very helpful.

We have set forth below the text of the Staff’s comment, followed by the Company’s response.  The Company expects that it will revise its future filings, beginning with its Annual Report on Form 10-K for the year ending December 31, 2010, as noted in the response.

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Form 10-Q for the period ended September 30, 2010

Note 15. Contingences, page 32

Comment 1
We note your response to comment 1 to our letter dated November 18, 2010 where you propose to provide disclosure in future filings about the aggregate range of possible losses in excess of the accrued liability (if any) related to those matters where an estimate is possible. You have provided quantified information about the range of reasonable possible losses for “some” of the legal proceedings and government examinations you are subject to. While useful, we believe additional information to put this disclosure in context would further enhance the understandability of this information. Please consider providing additional disclosure for the matters for which you are unable to provide an estimate of reasonably possible losses in excess of the accrued liability, if any. Alternatively, information can be provided of the matters that a range of reasonably possible losses has been estimated. The objective would to allow a reader to determine which of the cases that an estimate has been made and those for which an estimate cannot be made.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
January 20, 2011

Response 1
In response to the Staff’s comment, the Company plans to include a revised Contingencies note to its financial statements in future filings.  In considering additional disclosure, we believe how cases develop over time significantly influences our ability to estimate a range of possible loss.  Accordingly, we are proposing disclosure below that would provide helpful context in that respect.  We have also considered disclosure of the number of cases covered by the range we plan to disclose but believe that could potentially be misleading because the number of cases does not necessarily correlate to the potential exposure.  We also are concerned that a direct linkage of specific cases to the range could very well be prejudicial to our legal positions in both linked and unlinked cases over time, and thereby have a negative influence on the outcome of those cases.

Below is a draft revised note for our December 31, 2010 financial statements.  Additions to disclosures made in our September 30, 2010 Form 10-Q are shown in italics.

Contingencies (Draft Revised Note)

The Company and its subsidiaries are involved in a number of legal proceedings concerning matters arising in connection with the conduct of their respective business activities, and are periodically subject to governmental examinations (including by regulatory and tax authorities), information gathering requests, subpoenas, inquiries and investigations (collectively, “governmental examinations”).  At December 31, 2010, the Company and various of its subsidiaries were named as a defendant or were otherwise involved in numerous legal proceedings and governmental examinations in various jurisdictions, both in the United States and internationally.  The Company discloses certain of its more significant legal proceedings and governmental examinations under “Legal Proceedings” on pages ___-___ of  its Annual Report on Form 10-K for the year ended December 31, 2010 (“Legal Proceedings”).

The Company has recorded liabilities for certain of its outstanding legal proceedings and governmental examinations.  A liability is accrued when it is both (a) probable that a loss with respect to the legal proceeding has occurred and (b) the amount of loss can be reasonably estimated (although, as discussed below, there may be an exposure to loss in excess of the accrued liability).  The Company evaluates, on a quarterly basis, developments in legal proceedings and governmental examinations that could cause an increase or decrease in the amount of the liability that has been previously accrued.  [To be added if loss accruals are material in any reporting period: Excluding fees paid to external legal counsel, the Company recognized litigation expense associated with an addition to its litigation-related liabilities of $___million and $___million during the XX months ended ___, 20XX and ___, 20XX, respectively.]

Mr. Kevin W. Vaughn
Securities and Exchange Commission
January 20, 2011

The Company’s legal proceedings range from cases brought by a single plaintiff to class actions with hundreds of thousands of putative class members.  These legal proceedings, as well as governmental examinations, involve various lines of business of the Company and a variety of claims (including, but not limited to, common law tort, contract, antitrust and consumer protection claims), some of which present novel factual allegations and/or unique legal theories.  While some matters pending against the Company specify the damages claimed by the plaintiff, many seek a not-yet-quantified amount of damages or are at very early stages of the legal process.  Even when the amount of damages claimed against the Company is stated, the claimed amount may be exaggerated and/or unsupported. As a result, some matters have not yet progressed sufficiently through discovery and/or development of important factual information and legal issues to enable the Company to estimate a range of possible loss.

Other matters have progressed sufficiently through discovery and/or development of important factual information and legal issues such that the Company is able to estimate a range of possible loss. Accordingly, for those legal proceedings and governmental examinations disclosed in Legal Proceedings as to which a loss is reasonably possible in future periods, whether in excess of a related accrued liability or where there is no accrued liability, and for which the Company is able to estimate a range of possible loss, the current estimated range is zero to $XXX million in excess of the accrued liability (if any) related to those matters. This aggregate range represents management’s estimate of possible loss with respect to these matters and is based on currently available information. This estimated range of possible loss does not represent the Company's maximum loss exposure.  The legal proceedings and governmental examinations underlying the estimated range will change from time to time and actual results may vary significantly from the current estimate.

Based on its current knowledge, and taking into consideration its litigation-related liabilities, the Company believes it is not a party to, nor are any of its properties the subject of, any pending legal proceeding or governmental examination that would have a material adverse effect on the Company’s consolidated financial condition or liquidity.  However, in light of the uncertainties involved in such matters, the ultimate outcome of a particular matter could be material to the Company’s operating results for a particular period depending on, among other factors, the size of the loss or liability imposed and the level of the Company’s income for that period.

Mr. Kevin W. Vaughn
Securities and Exchange Commission
January 20, 2011

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the reports and other filings it makes with the Commission and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the reports and other filings.  The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate and thank you for the Staff’s consideration in this matter. We are hopeful that we have adequately addressed the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 212-640-5478 or Joan Amble at 212-640-2744.

Very truly yours,

/s/ Daniel T. Henry
Executive Vice President
and Financial Officer

cc:	Ms. Brittany Ebbertt
Ms. Joan C. Amble
Richard M. Starr, Esq.
Mr. Ward R. Hamm, PricewaterhouseCoopers